EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 13, 2016

Tuspark Innovation Venture Ltd.

By:	/s/ Yusong SU
Name: Yusong SU
Title: Director and Manager

Tus-Holdings Co., Ltd.

By:	/s/ Wei YUAN
Name: Wei YUAN
Title: President

Tsinghua Holdings Co., Ltd.

By:	/s/ Liye ZHOU
Name: Liye ZHOU
Title: Director and Chief Executive Officer